UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________

FORM 11-K

_____________________________________

(Mark One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2024

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______________ to ________________

Commission File Number 001-36872

_____________________________________

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

Hancock Whitney Corporation 401(k) Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its executive office:

HANCOCK WHITNEY CORPORATION

Hancock Whitney Plaza

2510 14th Street

Gulfport, Mississippi 39501

HANCOCK WHITNEY CORPORATION 401(k) SAVINGS PLAN

Employer Identification Number 64-0693170

Plan Number: 003

Audited Financial Statements

Years Ended December 31, 2024 and 2023

CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 9

Supplementary Information

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	10

Signature	11

Exhibit Index	12

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Participants and Beneficiaries

of the Hancock Whitney Corporation 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Hancock Whitney Corporation 401(k) Savings Plan (the "Plan") as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EisnerAmper LLP

We have served as the Plan’s auditor since 2023. Partners of Postlethwaite & Netterville joined EisnerAmper LLP in 2023. Postlethwaite & Netterville had served as the Plan’s auditor since 2013.

EISNERAMPER LLP

Baton Rouge, Louisiana

June 26, 2025

HANCOCK WHITNEY CORPORATION 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2024 and 2023

	2024	2023
ASSETS
Cash	$—	$2,669
Investments, at fair value	577,816,810	503,936,741
Fully benefit-responsive investment contract, at contract value	22,560,738	32,429,484
Notes receivable from participants	7,562,527	6,539,033
Net assets available for Plan benefits	$607,940,075	$542,907,927

See accompanying notes.

HANCOCK WHITNEY CORPORATION 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2024 and 2023

	2024	2023
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$62,963,764	$66,246,006
Dividends and interest	17,044,598	9,431,073
Net investment income	80,008,362	75,677,079
Contributions
Employer	17,654,175	18,208,043
Employee	24,125,268	24,819,122
Rollover	1,459,286	1,974,993
Total contributions	43,238,729	45,002,158
Total additions	123,247,091	120,679,237
Deductions from net assets attributed to:
Benefits paid to participants	57,763,104	45,392,325
Administrative expenses	451,839	400,682
Total deductions	58,214,943	45,793,007
Increase in net assets available for Plan benefits	65,032,148	74,886,230
Net assets available for Plan benefits
Beginning of year	542,907,927	468,021,697
End of year	$607,940,075	$542,907,927

See accompanying notes.

Note 1. Description of the Plan

The following description of the Hancock Whitney Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC for eligible employees of Hancock Whitney Corporation and its subsidiaries (the “Company” and the “Sponsor”). All full-time and part-time employees of the Company who have completed 60 days of continuous service and are age 18 or older are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administration

The Plan is administered by the Compensation Committee of the board of directors of the Sponsor through the Human Resources department of Hancock Bank, a subsidiary of the Sponsor. Empower Retirement, LLC serves as the Plan’s record keeper and custodian of its assets. Hancock Whitney Bank also serves as the Plan’s Trustee through its Trust and Asset Management department.

Contributions

Eligible employees could elect to defer compensation up to the Internal Revenue Service (“IRS”) limitation of $23,000 for 2024 and $22,500 in 2023. In addition, participants age 50 and over had the option to defer up to an additional $7,500 in 2024 and 2023, through the Plan’s catch-up contribution provisions. The Company offers a safe harbor match of 100% of the first 1% of compensation deferred by a participant, and 50% of the next 5% of eligible compensation deferred.

The Plan has an automatic deferral feature. Unless eligible employees opt out or elect to contribute a different percentage, default elective deferrals are made on behalf of employees on a pre-tax basis in an amount equal to 3% of eligible compensation and automatically increase 1% annually to a maximum deferral of 6%.

The Hancock Whitney Corporation Pension Plan and Trust Agreement (the “Pension Plan”), another benefit plan of the Sponsor, was closed to new entrance after January 1, 2018. For Pension Plan participants whose combined age plus years of service as of January 1, 2018 totaled less than 55, each participant’s accrued benefits were frozen as of January 1, 2018; for such Pension Plan participants, the Company provides an enhanced contribution to the Plan in the amount of 2%, 4% or 6% of the Plan participant’s eligible compensation, based on the Plan participant’s current age and years of service to the Company. The Company provides a basic contribution equal to 2% of the participant's eligible compensation for employees hired or rehired after June 30, 2017 and employees not eligible for the pension plan or enhanced contribution.

Participant Accounts

Each participant's account is credited with their contributions, the Company’s contributions, and allocation of the Plan earnings or losses generated by their elected investments, and is also charged with certain record-keeping expenses. Allocations of earnings and losses generated by their elected investment are based on participants’ account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account less record-keeping expenses, which are charged per participant account. The Plan has an employee stock ownership plan component that allows participants to elect to receive a cash distribution of all of the dividends payable on the shares of Hancock Whitney Corporation common stock credited to the participants’ stock accounts as of the record date.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Company’s safe harbor matching contributions and associated earnings or losses vest immediately after the participant has completed two years of service. The Company’s basic and enhanced contributions will vest after the participant has completed three years of service. All participants vest 100% upon termination of employment due to death or permanent disability.

Forfeitures

Amounts not vested are forfeited upon a participant’s termination. Forfeitures are used to reduce employer contributions and Plan expenses. At December 31, 2024 and 2023, the forfeited amounts available for reducing future employer contributions and Plan expenses were $74,899 and $40,645, respectively. During 2024 and 2023, forfeitures totaling $589,084 and $453,584 respectively, were used to reduce employer contributions and Plan expenses.

Investment Options

The Plan allows participants to direct contributions into various investment options. As of December 31, 2024 and 2023, the Plan’s investment options included mutual funds, fixed annuities, collective trust funds and Hancock Whitney Corporation common stock.

Notes Receivable from Participants

Participants are allowed to borrow from their accounts in amounts ranging from a minimum of $1,000 to a maximum of 50% of the account balance, not to exceed $50,000. Loan maturities generally range from one to five years with one loan outstanding at any time. The loans are collateralized by the balance in the participant's account and are to bear interest at the prime rate as reported in the Wall Street Journal plus 1% or such other rate determined by the Plan Administrator on a uniform and consistent basis. The interest rate on outstanding loan balances ranged between 4.25% and 9.50% in 2024 and 2023. Principal and interest are paid ratably through payroll deductions. Upon origination of a loan, participants are charged an administrative fee that is reflected in administrative expenses in the statements of changes in net assets available for benefits. Participant loans are presented as notes receivable from participants in the statements of net assets available for plan benefits.

The Plan administrator declares a default if the participant fails to pay any regular installment of principal and interest when due and such failure continues until the last day of the calendar quarter following the quarter in which the failure first occurred. Should a default occur and be continuing, the trustee will report the amount of the principal and accrued interest as a deemed distribution as of the last day of the calendar year in which the default occurs. Management has evaluated participant notes receivable for collectability and has determined that no allowance for credit losses is considered necessary.

Payment of Benefits

Upon termination of service, death, disability or retirement, a participant may receive a lump sum amount equal to the vested value of his or her account, or annual withdrawal. Distributions are automatically in the form of a lump sum only for vested participant account balances of $7,000 or less after April 1, 2024 or $5,000 or less prior to April 1, 2024. Required minimum distributions are made to participants aged 73 in the absence of other distribution elections.

In-service withdrawals are available in certain limited circumstances as described in the Plan document. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need as described in the Plan document. Hardship withdrawals are strictly regulated by the IRS.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All Plan investments as of December 31, 2024 and 2023 were held by the custodian and are reported at fair value or contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Collective trust funds are investments held in pooled funds that are valued at the trust's net asset value as published on a public stock market or the trust's unpublished net asset value. See Note 8 for further discussion and disclosure related to fair value measurements. Investments at contract value include a fully benefit-responsive investment contract. The fully benefit-responsive investment contract is a guaranteed investment contract reflected at contract value comprised of contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses. See Note 7 for further discussion related to the fully benefit-responsive investment contract.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses on the Plan’s investments are included in net appreciation in the fair value of investments in the statements of changes in net assets available for benefits.

Participant notes receivable are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefit payments are recorded when paid.

Administrative Expenses

Administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Other than record-keeping fees, the Company pays all legal, accounting and other services on behalf of participants. Record-keeping fees are generally charged directly to the participant's account. Expenses relating to purchases, sales or transfers of the Plan’s investments, if any, are charged to the particular investment fund to which the expenses relate. Fees incurred by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. The revenue sharing fees resulted in appreciation in fair value of $679,727 and $577,584 for the years ending December 31, 2024, and 2023, respectfully. The Company pays directly any other fees related to the Plan’s operations, including all trustee fees and investment advisory fees to Hancock Whitney Bank, which are excluded from these financial statements.

Note 3. Tax Status

The Plan received a favorable determination letter dated March 8, 2018 stating that the Plan is qualified under Section 401 of the IRC and is therefore exempt from federal income taxes. The determination letter applies to Plan amendments through January 25, 2017. The Plan has been amended from time to time since that date, and all required amendments have been timely adopted. The Plan Administrator and the Plan's tax counsel believe that the Plan, as amended and currently designed, continues to meet all applicable requirements for qualification under Section 401 of the IRC and there is no material uncertainty regarding the Plan's qualified status.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator believes the Plan has not taken, nor is expected to take, any uncertain positions that would require recognition of a liability or disclosure in the Plan's financial statements as of December 31, 2024 and 2023. The Plan is subject to routine examinations by taxing authorities. There are currently no plan years under examination by taxing authorities.

Note 4. Related Party Transactions and Party in Interest Transactions

The Trustee is a subsidiary of Hancock Whitney Corporation. Transactions between the Plan and Trustee, or the Plan and the Sponsor, are considered to be exempt party-in-interest transactions. At December 31, 2024 and 2023, the Plan owned $26,631,541 (486,688 shares) and $29,000,019 (596,831 shares), respectively, in Hancock Whitney Corporation common stock. During the years ended December 31, 2024 and 2023, the Plan recorded $811,649 and $753,186, respectively, in dividend income on Hancock Whitney Corporation common stock. The Plan paid no administrative fees to the Trustee during 2024 and 2023.

Note 5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Market risks include global events which could impact the value of investments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

Note 7. Fully Benefit-Responsive Investment Contract

The Plan offers an investment option of a group annuity contract with Empower Annuity Insurance Company of America, a related entity of the Plan’s custodian. The contract is a traditional investment contract. This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by the participant if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. As a traditional investment contract, the Plan owns only the contract itself.

The traditional investment contract held by the Plan is a guaranteed investment contract. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than zero percent. The credit rating is reviewed on a quarterly basis for resetting. The contract does not have a maturity date.

The Plan’s ability to receive amounts due in accordance with the fully benefit-responsive investment contract is dependent upon the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include, but are not limited to the Plan’s failure to qualify under Section 401(a) of the IRC or the failure of the trust to be tax-exempt under section 501(a) of the IRC; premature termination of the contract; Plan termination or merger; changes to the Plan’s prohibition or competing investment options; and bankruptcy of the Plan Sponsor or other events of the Sponsor, such as divestitures, that significantly affect the Plan’s normal operations.

Management believes that there are no events probable of occurring that might limit the ability of the Plan to transact at contract value with the contact issuer and that also would limit the ability of the Plan to transact at contact value with the participants.

Note 8. Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

•
Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded.

Employer securities: These common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Collective Trust: The collective trusts represent investments in the Flexpath Index funds consisting of a mix of investments, including stocks, bonds, cash and cash alternatives, that adjust over time. The net asset value of the common trust is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. There are no participant redemption restrictions for these investments and participants can transact daily in these funds. The Plan has no unfunded commitments and no contractual obligations to further invest in the trusts.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth the Plan's assets by level, within the fair value hierarchy, measured at fair value on a recurring basis as of December 31, 2024 and 2023.

	Level 1	Level 2	Level 3	Total
December 31, 2024
Mutual funds:
Fixed income	$40,730,371	$—	$—	$40,730,371
Equity	322,153,435	—	—	322,153,435
Employer securities	26,631,541	—	—	26,631,541
Total investments in the fair value hierarchy	$389,515,347	$—	$—	$389,515,347
Investments measured at net asset value:
Collective trust funds(1)				188,301,463
Total investments at fair value				$577,816,810
11

(1) Certain investments that were measured using net asset value as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

	Level 1	Level 2	Level 3	Total
December 31, 2023
Mutual funds:
Fixed income	$123,630,008	$—	$—	$123,630,008
Equity	351,306,714	—	—	351,306,714
Employer securities	29,000,019	—	—	29,000,019
Total investments in the fair value hierarchy	$503,936,741	$—	$—	$503,936,741

Note 9. Reconciliation of Financial Statements to Form 5500

The following tables reconcile net assets available for Plan benefits per the audited financial statements to net assets per the Form 5500, and the increase in net assets available for benefits per the audited financial statements to net income or loss per the Plan’s Form 5500, as of and for the years ended December 31, 2024 and 2023.

	December 31,
	2024	2023
Net assets available for benefits per the financial statements	$607,940,075	$542,907,927
Loans deemed distributed	(291,909)	(360,607)
Net assets per Form 5500	$607,648,166	$542,547,320

	Year Ended December 31,
	2024	2023
Total increase in net assets available for Plan benefits per the financial statements	$65,032,148	$74,886,230
Change in loans deemed distributed	68,698	47,025
Net income per Form 5500	$65,100,846	$74,933,255

HANCOCK WHITNEY CORPORATION 401(k) SAVINGS PLAN
Employer Identification Number: 64-0693170
Plan Number: 003
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2024
(a) (b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value
Registered Investment Companies:
AB LARGE CAP GROWTH ADV	985,025 shares		$107,751,872
AMERICAN FUNDS AMERICAN MUTUAL R5	425,789 shares		23,490,782
BLACKROCK HIGH YIELD BOND INSTL	1,158,362 shares		8,224,367
COHEN & STEERS GLOBAL REALTY A	1,058 shares		53,728
FEDERATED HERMES INTERNATIONAL LEADER ISFGLX	208,431 shares		7,328,420
FEDERATED HERMES MDT SMALL CAP CORE IS	350,885 shares		9,407,215
FEDERATED HERMES MDT LARGE CAP VALUE IS	498,588 shares		15,366,467
FEDERATED HERMES TOTAL RETURN BOND IS	1,436,771 shares		13,433,809
MACQUARIE SMALL CAP CORE INSTITUTIONAL	364,866 shares		11,088,285
VANGUARD 500 INDEX ADMIRAL	151,972 shares		82,484,308
VANGUARD DEVELOPED MARKETS IDX INSTL	622,342 shares		9,571,614
VANGUARD INFLATION-PROTECTED SECS INV	251,715 shares		2,887,170
VANGUARD MID CAP INDEX I	479,751 shares		34,642,841
VANGUARD SHORT-TERM FEDERAL ADM	579,930 shares		5,886,289
VANGUARD SMALL CAP INDEX I	182,092 shares		20,967,903
VANGUARD TOTAL BOND MARKET INDEX INSTL	906,501 shares		8,593,630
VANGUARD TOTAL INTL BD IDX ADMIRAL	86,862 shares		1,705,106
Total Registered Investment Companies			$362,883,806
Common Stock:
* HANCOCK WHITNEY CORPORATION COMMON STOCK	486,688 shares		$26,631,541
Collective Trust Funds:
FLEXPATH INDEX AGG 2035 FUND CL M	35,825 units		$779,731
FLEXPATH INDEX AGG 2045 FUND CL M	21,343 units		500,851
FLEXPATH INDEX AGG 2055 FUND CL M	3,995 units		94,470
FLEXPATH INDEX AGG 2065 FUND CL M	13,403 units		158,384
FLEXPATH INDEX AGG RETIREMENT FUND CL M	20,987 units		346,395
FLEXPATH INDEX CNSRV 2035 FUND CL M	17,563 units		297,334
FLEXPATH INDEX CNSRV 2055 FUND CL M	160 units		3,717
FLEXPATH INDEX CNSRV RETIREMENT FUND M	43,490 units		618,062
FLEXPATH INDEX CONSERVATIVE 2045 M	36,352 units		725,874
FLEXPATH INDEX MOD 2035 FUND CL M	3,208,316 units		60,660,269
FLEXPATH INDEX MOD 2045 FUND CL M	2,435,271 units		52,058,296
FLEXPATH INDEX MOD 2055 FUND CL M	912,708 units		20,375,756
FLEXPATH INDEX MOD 2065 FUND CL M	248,139 units		2,863,325
FLEXPATH INDEX MOD RETIREMENT FUND M	3,205,765 units		48,818,999
Total Collective Trust Funds			$188,301,463
Fully Benefit-Responsive Investment Contract:
KEY GUARANTEED PORTFOLIO FUND	22,560,738 units		$22,560,738
Total Investments			$600,377,548
* Notes Receivables from participants	Range of interest rates from 4.25% - 9.50% with maturity date through 2029		$7,562,527
Total assets available for benefit			$607,940,075
* Denotes party-in-interest
	** Cost information is omitted due to transactions being participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Hancock Whitney Corporation 401(k) Savings Plan

Date:	June 26, 2025	By:	/s/ Michele Chaffin
Name: Michele Chaffin
Title: Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23.1*	Consent of Independent Registered Public Accounting Firm

__________

* Filed herewith